EXHIBIT 99.2

Consolidated Interim Financial Statements of

(Unaudited)

neptune technologies & Bioressources inc.

Three-month and six-month periods ended August 31, 2016 and 2015 neptune technologies & bioressources inc.

Consolidated Interim Financial Statements

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

neptune technologies & bioressources inc.

Consolidated Interim Statements of Financial Position

(Unaudited)

As at August 31, 2016 and February 29, 2016

	August 31,	February 29,
	2016	2016
Assets

Current assets:
Cash	$7,808,253	$5,472,927
Short-term investments	4,315,584	7,527,115
Trade and other receivables	6,584,774	10,079,073
Tax credits receivable	842,720	785,266
Prepaid expenses	590,984	1,091,374
Inventories (note 5)	15,025,028	18,119,480
	35,167,343	43,075,235

Restricted short-term investments (notes 8 and 16)	3,125,000	3,000,449
Property, plant and equipment (note 6)	45,406,368	45,547,665
Intangible assets (note 7)	6,458,755	6,825,156
Goodwill (note 4)	6,750,625	6,816,139
Tax credits recoverable	152,464	152,464
Deferred tax assets	197,534	453,980
Other financial assets (note 16)	110,077	174,479
Total assets	$97,368,166	$106,045,567

Liabilities and Equity

Current liabilities:
Trade and other payables	$7,501,999	$9,817,787
Loans and borrowings (note 8)	6,989,077	7,527,359
Deferred revenues	555,281	741,079
Income taxes payable	–	301,287
	15,046,357	18,387,512

Deferred lease inducements	361,081	390,759
Loans and borrowings (note 8)	20,270,598	20,154,023
Other financial liabilities (note 16)	123,349	188,392
Total liabilities	35,801,385	39,120,686

Equity:
Share capital	127,201,343	127,201,343
Warrants (note 9)	648,820	648,820
Contributed surplus	33,109,293	29,871,114
Accumulated other comprehensive loss	(411,524)	(352,396)
Deficit	(107,271,658)	(103,923,751)
Total equity attributable to equity holders of the Corporation	53,276,274	53,445,130

Non-controlling interest (note 10)	5,035,512	7,931,269
Subsidiary warrants and options (note 10)	3,254,995	5,548,482
Total equity attributable to non-controlling interest	8,290,507	13,479,751
Total equity	61,566,781	66,924,881

Commitments and contingencies (note 15)
Subsequent event (note 20)
Total liabilities and equity	$97,368,166	$106,045,567

See accompanying notes to unaudited consolidated interim financial statements.

1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Revenue from sales	$11,316,966	$4,273,172	$22,446,915	$6,591,228
Royalty revenues	273,495	104,372	400,951	490,854
Total revenues	11,590,461	4,377,544	22,847,866	7,082,082

Cost of sales (note 5)	(8,999,890)	(3,682,629)	(16,737,310)	(7,229,562)
Gross margin	2,590,571	694,915	6,110,556	(147,480)

Research and development expenses, net of tax credits of $32,772 and $65,543 (2015 - $37,954 and $63,954)	(1,373,081)	(1,539,472)	(3,582,989)	(3,259,788)
Selling, general and administrative expenses	(3,351,912)	(3,297,631)	(7,108,522)	(6,919,952)
Other income – insurance recoveries	–	724,259	–	724,259
Loss from operating activities	(2,134,422)	(3,417,929)	(4,580,955)	(9,602,961)

Finance income (note 11)	339,013	1,231,543	23,915	1,128,364
Finance costs (note 11)	(647,481)	(334,369)	(1,446,868)	(665,293)
Change in fair value of derivative assets and liabilities (note 16)	31,265	(36,296)	59,770	1,617,106
	(277,203)	860,878	(1,363,183)	2,080,177
Loss before income taxes	(2,411,625)	(2,557,051)	(5,944,138)	(7,522,784)

Income taxes (note 13)	(7,847)	–	(299,526)	–
Net loss	(2,419,472)	(2,557,051)	(6,243,664)	(7,522,784)

Other comprehensive income (loss) (that may be reclassified subsequently to net loss)
Unrealized loss on available-for-sale investment (note 16)	$–	$(475,007)	$(73,050)	$(13,647)
Net change in unrealized losses on derivatives designated as cash flow hedges (note 16)	(1,841)	–	13,922	–
Total other comprehensive loss	(1,841)	(475,007)	(59,128)	(13,647)

Total comprehensive loss	$(2,421,313)	$(3,032,058)	$(6,302,792)	$(7,536,431)

Net loss attributable to:
Equity holders of the Corporation	$(1,191,134)	$(1,875,247)	$(3,347,907)	$(6,309,255)
Non-controlling interest	(1,228,338)	(681,804)	(2,895,757)	(1,213,529)
Net loss	$(2,419,472)	$(2,557,051)	$(6,243,664)	$(7,522,784)

Total comprehensive loss attributable to:
Equity holders of the Corporation	$(1,192,975)	$(2,350,254)	$(3,407,035)	$(6,322,902)
Non-controlling interest	(1,228,338)	(681,804)	(2,895,757)	(1,213,529)
Total comprehensive loss	$(2,421,313)	$(3,032,058)	$(6,302,792)	$(7,536,431)

Basic and diluted loss per share	$(0.02)	$(0.02)	$(0.04)	$(0.08)

Basic and diluted weighted average number of common shares	77,945,548	75,364,233	77,945,548	75,357,687

See accompanying notes to unaudited consolidated interim financial statements.

2

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity

(Unaudited)

Six-month periods ended August 31, 2016 and 2015

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive
					income (loss)				Subsidiary
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	warrants and options	Non- controlling interest	Total	Total equity
Balance, February 29, 2016	77,945,548	$127,201,343	$648,820	$29,871,114	$(315,347)	$(37,049)	$(103,923,751)	$53,445,130	$5,548,482	$7,931,269	$13,479,751	$66,924,881

Net loss for the period	–	–	–	–	–	–	(3,347,907)	(3,347,907)	–	(2,895,757)	(2,895,757)	(6,243,664)
Other comprehensive loss for the period	–	–	–	–	(73,050)	13,922	–	(59,128)	–	–	–	(59,128)
Total comprehensive loss for the period	–	–	–	–	(73,050)	13,922	(3,347,907)	(3,407,035)	–	(2,895,757)	(2,895,757)	(6,302,792)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	669,969	–	–	–	669,969	274,723	–	274,723	944,692
Total contributions by and distribution to equity holders	–	–	–	669,969	–	–	–	669,969	274,723	–	274,723	944,692

Change in ownership interests in subsidiaries that do not result in a loss of control
Expiry of Acasti options and call-options (note 10 (a)(i))	–	–	–	2,568,210	–	–	–	2,568,210	(2,568,210)	–	(2,568,210)	–
Total changes in ownership interest in subsidiaries	–	–	–	2,568,210	–	–	–	2,568,210	(2,568,210)	–	(2,568,210)	–

Total transactions with equity holders	–	–	–	3,238,179	–	–	–	3,238,179	(2,293,487)	–	(2,293,487)	944,692

Balance at August 31, 2016	77,945,548	$127,201,343	$648,820	$33,109,293	$(388,397)	$(23,127)	$(107,271,658)	$53,276,274	$3,254,995	$5,035,512	$8,290,507	$61,566,781

See accompanying notes to unaudited consolidated interim financial statements.

3

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

Six-month periods ended August 31, 2016 and 2015

	Attributable to equity holders of the Corporation								Attributable to non-controlling interest
					Accumulated
	Share Capital				other comprehensive
					income (loss)				Subsidiary
	Number	Dollars	Warrants	Contributed surplus	Available- for-sale investment	Cash flow hedges	Deficit	Total	warrants and options	Non- controlling interest	Total	Total equity
Balance, February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$–	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	–	(6,309,255)	(6,309,255)	–	(1,213,529)	(1,213,529)	(7,522,784)
Other comprehensive loss for the period	–	–	–	–	(13,647)	–	–	(13,647)	–	–	–	(13,647)
Total comprehensive loss for the period	–	–	–	–	(13,647)	–	(6,309,255)	(6,322,902)	–	(1,213,529)	(1,213,529)	(7,536,431)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 12)	–	–	–	578,030	–	–	–	578,030	265,264	–	265,264	843,294
Exercise of Neptune series 2011-1 warrants	33	535	–	–	–	–	–	535	–	–	–	535
RSUs released (note 12 (b))	15,625	51,875	–	(51,875)	–	–	–	–	–	–	–	–
Total contributions by and distribution to equity holders	15,658	52,410	–	526,155	–	–	–	578,565	265,264	–	265,264	843,829

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options, warrants and options by third parties (note 10(a)(ii)(iii))	–	–	–	(4,727)	–	–	–	(4,727)	–	24,102	24,102	19,375
Expiry of Acasti options (note 10(a)(iv))	–	–	–	45,000	–	–	–	45,000	(45,000)	–	(45,000)	–
Acasti RSUs released (note 10(a)(v))	–	–	–	466,063	–	–	–	466,063	(490,578)	24,515	(466,063)	–
Total changes in ownership interest in subsidiaries	–	–	–	506,336	–	–	–	506,336	(535,578)	48,617	(486,961)	19,375

Total transactions with equity holders	15,658	52,410	–	1,032,491	–	–	–	1,084,901	(270,314)	48,617	(221,697)	863,204

Balance at August 31, 2015	75,366,781	$123,738,370	$648,820	$28,567,173	$(144,897)	$–	$(102,763,017)	$50,046,449	$6,136,955	$10,001,120	$16,138,075	$66,184,524

See accompanying notes to unaudited consolidated interim financial statements.

4

neptune technologies & bioressources inc.

Consolidated Interim Statements of Cash Flows

(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Cash flows from (used in) operating activities:
Net loss for the period	$(2,419,472)	$(2,557,051)	$(6,243,664)	$(7,522,784)
Adjustments:
Depreciation of property, plant and equipment	613,515	584,650	1,220,554	1,156,342
Amortization of intangible assets	186,655	27,375	373,310	55,152
Impairment loss related to intangible assets	–	103,006	–	103,006
Stock-based compensation	462,850	426,017	944,692	843,294
Recognition of deferred revenues	(11,048)	(73,566)	(331,419)	(418,332)
Amortization of deferred lease inducements	(14,839)	(14,839)	(29,678)	(29,677)
Net finance expense (income)	277,203	(860,878)	1,363,183	(2,080,177)
Realized foreign exchange gain (loss)	(16,822)	221,158	14,373	183,096
Income taxes expense	7,847	–	299,526	–
	(914,111)	(2,144,128)	(2,389,123)	(7,710,080)
Changes in non-cash operating items (note 14)	4,629,601	(2,851,407)	4,932,563	(240,443)
Income taxes paid	(344,367)	–	(344,367)	–
	3,371,123	(4,995,535)	2,199,073	(7,950,523)

Cash flows from investing activities:
Acquisition of an investment in a public company	–	–	–	(112,000)
Maturity of short-term investments	3,833,860	10,717,550	13,212,090	13,971,050
Acquisition of short-term investments	(2,028,031)	(4,993,600)	(10,390,623)	(4,993,600)
Interest received	11,331	138,733	23,643	155,829
Acquisition of property, plant and equipment	(546,298)	(323,886)	(1,151,189)	(850,295)
Acquisition of intangible assets	(3,294)	(42,038)	(6,020)	(49,706)
	1,267,568	5,496,759	1,687,901	8,121,278

Cash flows used in financing activities:
Variation of the bank line of credit	230,000	–	(130,000)	–
Repayment of loans and borrowings	(1,823,874)	(5,733)	(3,933,070)	(11,195)
Increase in long-term debt, net of finance costs	–	–	3,675,034	–
Interest paid	(526,919)	(227,671)	(1,060,120)	(454,117)
Proceeds from exercise of subsidiary call-options, warrants and options	–	625	–	19,375
Proceeds from exercise of warrants and options	–	–	–	535
	(2,120,793)	(232,779)	(1,448,156)	(445,402)
Foreign exchange gain (loss) on cash held in foreign currencies	13,800	103,711	(103,492)	82,267
Net increase (decrease) in cash	2,531,698	372,156	2,335,326	(192,380)
Cash beginning of period	5,276,555	3,688,537	5,472,927	4,253,073
Cash, end of period	$7,808,253	$4,060,693	$7,808,253	$4,060,693

See accompanying notes to unaudited consolidated interim financial statements.

5

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

1.     Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its main subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga") and Acasti Pharma Inc. ("Acasti"). The Corporation focuses on the commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries and on the development of a drug candidate through Acasti. Beginning in fiscal 2017, the Corporation’s fiscal year will end on March 31, 2017. As a result, fiscal 2017 will be a transition year and will include 13 months of operations, beginning on March 1, 2016 and ending on March 31, 2017.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in our state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3® brand is also sold in bulk to unbranded distributors.

Neptune is also pursuing opportunities in the prescription drug markets, through its subsidiary Acasti. Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Management believes that its available cash and short-term investments, available financing, expected gross margin on sales of product, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the ability to continue to achieve stronger revenues and also to drive continued efficiencies and heighten operating performance.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange additional debt financing. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectation that they will be able to raise additional funds.

In addition, Acasti is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. Acasti will have to finance its research and development activities and clinical studies. To achieve the objectives of its business plan, Acasti plans to establish strategic alliances and raise the necessary capital. It is anticipated that the products developed by Acasti will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of Acasti to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2 for the basis of preparation of the consolidated financial statements.

2.      Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 29, 2016.

The consolidated interim financial statements were authorized for issue by the Board of Directors on October 12, 2016.

6

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

2.     Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-based payment (note 12);

•	Available for sale financial assets which are measured at fair value (note 16);

•	Derivative financial instruments which are measured at fair value (note 16); and

•	Derivative warrant assets and liabilities which are measured at fair value (note 16).

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•	The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the consolidated financial statements. These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•	Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (see note 15);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 10 (a)); and

•	Assessing the criteria for recognition of tax assets and investment tax credits (note 13).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 16) and stock-based compensation (note 12);

•	Valuation of inventories (note 5). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required; and

•	Estimating the recoverable amount of non-financial assets.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

7

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

3.     Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 29, 2016:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

On July 24, 2014, the IASB issued the complete IFRS 9, Financial Instruments (IFRS 9 (2014)). It introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new “expected credit loss” model for calculating impairment. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. The Corporation intends to adopt IFRS 9 (2014) in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(ii)	Revenue:

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(iii)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. The standard will require all leases of more than 12 months to be reported on a company’s statement of financial position as assets and liabilities. The new standard is effective for fiscal years beginning on January 1, 2019, and is available for early adoption. The Corporation intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on April 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

(iv)	Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation intends to adopt the amendments to IFRS 2 in its consolidated financial statements for the annual period beginning on April 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

4.     Business acquisition:

On January 7, 2016, the Corporation completed the acquisition of all of the outstanding shares of privately held Biodroga. The purchase price was established at $14,700,523, consisting of $7,500,000 paid in cash at closing, a balance of purchase price of $3,750,000 bearing interest and payable over a period of three years and $3,450,523 worth of Neptune common shares issued at closing. The balance of purchase price was subjected to post-closing adjustments based on the Net Asset Value at October 31, 2015.

As at August 31, 2016, the assessment of the estimated fair values of assets acquired, liabilities assumed and consideration transferred have been finalized, the balance of purchase price has been reduced by $65,514, with a corresponding decrease to goodwill.

8

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

5.     Inventories:

	August 31, 2016	February 29, 2016

Raw materials	$7,494,549	$9,424,542
Work in progress	1,213,458	1,379,803
Finished goods	5,651,638	6,688,353
Supplies and spare parts	665,383	626,782
	$15,025,028	$18,119,480

For the three-month period ended August 31, 2016, the cost of sales of $8,999,890 ($3,682,629 for the three-month period ended August 31, 2015) was comprised of inventory costs of $8,997,553 ($3,702,172 for the three-month period ended August 31, 2015) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory write-down of nil ($945,273 for the three-month period ended August 31, 2015), other costs of $72,935 ($440,821 of other costs and unallocated production overheads for the three-month period ended August 31, 2015) and reversal of write-down on inventory of nil ($1,405,637 for the three-month period ended August 31, 2015).

For the six-month period ended August 31, 2016, the cost of sales of $16,737,310 ($7,229,562 for the six-month period ended August 31, 2015) was comprised of inventory costs of $16,680,875 ($5,515,601 for the six-month period ended August 31, 2015) which consisted of raw materials, consumables and changes in work in progress and finished goods, inventory write-down of nil ($945,273 for the six-month period ended August 31, 2015), other costs of $127,033 ($2,174,325 of other costs and unallocated production overheads for the six-month period ended August 31, 2015) and reversal of write-down on inventory of nil ($1,405,637 for the six-month period ended August 31, 2015).

6.     Property, plant and equipment:

	Land	Building and building components	Laboratory, R&D and plant equipment	Furniture and office equipment	Computer equipment	Total

Net carrying amounts:
February 29, 2016	$228,630	$21,288,096	$23,714,817	$240,782	$75,340	$45,547,665
August 31, 2016	228,630	20,872,982	24,023,042	217,541	64,173	45,406,368

7.     Intangible assets:

	Non-compete agreements	Customer relationship	Patents	License agreements	Trademarks	Total

Net carrying amounts:
February 29, 2016	$378,000	$4,031,800	$730,293	$1,534,774	$150,289	$6,825,156
August 31, 2016	312,000	3,827,200	681,036	1,482,095	156,424	6,458,755

9

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

8.     Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s loans and borrowings, which are measured at amortized cost.

	August 31, 2016	February 29, 2016

Loans and borrowings:
Secured loan from Investissement Québec (“IQ”), principal balance authorized of $12,500,000, of which $12,500,000 was disbursed as at February 28, 2015, bearing interest at 7% until December 2015 and amended to bear interest at 8% starting January 2016, secured through a first-ranking mortgage on the plant and an additional mortgage on all movable assets, current and future, corporeal and incorporeal, and tangible and intangible, excluding Biodroga, reimbursable in monthly principal payments of $260,415 from January 2016 to December 2019.	$10,080,427	$11,568,240
Loan, bearing interest at prime rate plus 3.25% (plus 2.75% from July 26, 2016), secured through a first-ranking mortgage on all movable assets of Biodroga current and future, corporeal and incorporeal, and tangible and intangible, reimbursable in monthly principal payments of $89,286 and a final payment of $4,464,276 in December 2018. The interest risk of the loan is mitigated by an interest rate swap. The Corporation has reserved $3,000,000 of short-term investments as pledge for the loan. Amounts received are net of transaction costs of $197,789.	6,691,682	7,212,925
Loan, principal amount of 2.1 million GBP ($3,822,000), bearing interest at 12%, secured through a second-ranking mortgage on all assets, current and future, movable and immovable, and corporeal and incorporeal, excluding Biodroga, reimbursable in monthly principal payments of 63,636 GBP starting in July 2017, over a 33-month period. Amounts received are net of transaction costs of $146,666.	3,494,242	–
Balance of purchase price of $3,684,486 (note 4) due to previous owners of Biodroga. An amount of $1,105,346 bearing interest at 5% until December 2018, reimbursable in quarterly principal payments of $93,750 from March 2016 to December 2018. An amount of $2,579,140 bearing interest at 7% until December 2018, reimbursable in quarterly principal payments of $328,125 from March 2017 to December 2018.	3,403,236	3,750,000
Refundable contribution obtained from a federal program, principal balance authorized of $3,500,000 and disbursed as at February 28, 2015, without collateral or interest, payable in monthly instalments of $58,333, from April 2016 to March 2021. The cash contribution received has been initially recorded at its estimated fair value of $2,064,590, using a discount rate of 9%. The difference between amounts received and estimated fair value are recognized as government grants.	2,621,012	2,789,194
Loan bearing interest at 5% entirely paid in the first two quarters of fiscal 2017.	–	1,250,000
Bank line of credit amounting to $1,800,000 bearing interest at prime rate plus 1%.	910,000	1,040,000
Finance lease liabilities, interest rate from 6.25% to 7.13%, payable in monthly instalments of $2,345, maturing in November 2018 and March 2019.	59,076	71,023

	27,259,675	27,681,382
Less current portion of loans and borrowings	6,989,077	7,527,359
Loans and borrowings	$20,270,598	$20,154,023

10

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

9.     Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2016 and February 29, 2016:

	August 31, 2016		February 29, 2016

	Number outstanding and exercisable	Amount	Number outstanding and exercisable	Amount

Warrants IQ financing (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-2 warrants (ii)	–	–	1,604	–
Neptune series 2011-3 warrants (iii)	–	–	82,813	–
	750,000	$648,820	834,417	$648,820

(i)	Exercise price of $3.37 and expiring on December 12, 2019.
(ii)	Exercise price of $10.11 and expired on April 12, 2016.
(iii)	Exercise price of $10.37 and expired on April 12, 2016.

10.   Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)    Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis because, among other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that other shareholders exercise their votes collectively. Both as at August 31, 2016 and February 29, 2016, Neptune owns 47.28% (36.17% and 36.69% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the six-month period ended August 31, 2016, the Corporation’s participation in Acasti changed as follows:

(i)	Acasti options and call-options expired, which impacted the non-controlling interest for an amount of $2,568,210.

During the six-month period ended August 31, 2015, the Corporation’s participation in Acasti changed as follows:

(ii)	Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 75,000 Acasti shares from Neptune and cash proceeds in Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounts to $23,413.

(iii)	Various holders of Acasti options exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 2,500 Acasti shares by Acasti and cash proceeds in Acasti of $625. The impact of these options exercised on the non-controlling interest amounts to $689.

(iv)	Acasti options expired, which impacted the non-controlling interest for an amount of $45,000.

(v)	Acasti released 169,750 restrictive share units (RSU) to board members, executive officers, employees and consultants under the Acasti equity incentive plan. The impact of these RSU released on the non-controlling interest amounts to $(466,063).

11

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

10.   Non-controlling interests ("NCI") (continued):

(b)	Subsidiary warrants and options:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

	August 31, 2016		February 29, 2016

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 12 (d))	1,037,801	$2,346,392	454,151	$3,904,154
Call-options (note 12 (f))	149,750	908,603	292,850	1,644,328
	1,187,551	$3,254,995	747,001	$5,548,482

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

	August 31, 2016		February 29, 2016

	Number outstanding	Amount	Number outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified (592,500 held by Neptune) (i)	18,400,000	$56,200	18,400,000	$151,343
Series 9 - Private placement warrants 2014 (ii)	161,654	–	161,654	–
	18,561,654	$56,200	18,561,654	$151,343

(i)	In order to obtain one share of Acasti at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expire on December 3, 2018.
(ii)	Warrant to acquire one share of Acasti at an exercise price of $13.30, expiring on December 3, 2018.

12

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

11.    Finance income and finance costs:

(a)	Finance income :

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Interest income	$9,187	$8,625	$23,915	$42,141
Foreign exchange gain	329,826	1,222,918	–	1,086,223
Finance income	$339,013	$1,231,543	$23,915	$1,128,364

(b)	Finance costs :

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Interest charges and other finance costs	$(647,481)	$(334,369)	$(1,282,337)	$(665,293)
Foreign exchange loss	–	–	(164,531)	–
Finance costs	$(647,481)	$(334,369)	$(1,446,868)	$(665,293)

12.  Share-based payment:

Description of the share-based payment arrangements:

At August 31, 2016, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

(i)	Stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

13

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

12.    Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(i)	Stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016 and 2015	$2.50	4,242,025	$3.10	8,045,818
Granted	1.52	821,000	1.75	963,000
Forfeited	2.82	(330,794)	3.68	(1,177,500)
Expired	3.21	(167,437)	3.80	(2,025,418)
Options outstanding at August 31, 2016 and 2015	$2.25	4,564,794	$2.60	5,805,900

Exercisable options at August 31, 2016 and 2015	$2.60	2,642,793	$3.01	3,293,744

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Six-month period ended August 31, 2016	Six-month period ended August 31, 2015

Exercise price	$1.52	$1.75
Share price	$1.52	$1.75
Dividend	–	–
Risk-free interest	0.67%	0.56%
Estimated life	3.50 years	3.43 years
Expected volatility	49.23%	56.09%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2016 is $0.55 (2015 - $0.69). No options were granted to non-employees during the six-month period ended August 31, 2016 (2015 – nil).

Stock-based compensation recognized under this plan amounted to $174,072 and $382,603, respectively, for the three-month and six-month periods ended August 31, 2016 (2015 -$246,012 and $531,338).

14

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

12.  Share-based payment (continued):

(a)	Corporation stock option plan (continued):

(ii)	Performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. A proportion of 1/3 of the total number of options will vest upon every increase of $0.50 in the share market value of the Neptune class A common shares.

The number and weighted average exercise prices of performance options are as follows:

	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016	$1.55	625,000
Forfeited	1.55	(150,000)
Options outstanding at August 31, 2016	$1.55	475,000

Exercisable options at August 31, 2016	$–	–

Stock-based compensation recognized under this plan amounted to $10,236 and $74,207, respectively, for the three-month and six-month periods ended August 31, 2016 (2015 – nil).

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

There are no RSUs outstanding as at August 31, 2016 (2015 – 11,250) and no stock-based compensation was recognized for the three-month and six-month periods ended August 31, 2016 (2015 - $5,177 and $12,251).

Out of the 350,354 DSUs granted by the Corporation during the period, 160,000 DSUs vest upon achievement of performance conditions to be achieved no later than June 30, 2018, 101,398 DSUs vest upon services to be rendered during a period of twelve months and 88,956 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

	Weighted average exercise price	Number of DSUs	Weighted average exercise price	Number of DSUs

DSU outstanding at March 1, 2016 and 2015	$1.72	75,000	$–	–
Granted	1.57	350,354	1.72	75,000
DSU outstanding at August 31, 2016 and 2015	$1.60	425,354	$1.72	75,000

Exercisable DSU at August 31, 2016 and 2015	$1.67	163,956	$–	–

15

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

12.    Share-based payment (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) and Deferred Share Unit (‘’DSUs’’) (continued):

The weighted average fair value of the DSUs granted during the six-month period ended August 31, 2016 was $1.57 per unit.

Stock-based compensation recognized under this plan amounted to $68,159 and $213,159, respectively, for the three-month and six-month periods ended August 31, 2016 (2015 – $34,441 for both the three-month and six-month periods).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	Weighted average exercise price	Number of warrants	Weighted average exercise price	Number of warrants

Warrants outstanding at March 1, 2016 and 2015	$12.84	292,047	$8.61	1,395,933
Forfeited	11.86	(129,122)	19.36	(4,417)
Expired	12.17	(137,589)	6.61	(1,008,186)
Warrants outstanding and exercisable at August 31, 2016 and 2015	$21.50	25,336	$13.73	383,330

Share-based payments on shares of the subsidiary Acasti:

(d)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of Class A shares that may be issued upon exercise of options granted under the plan is 2,142,407, representing 20% of the number of Class A shares issued and outstanding as at February 29, 2016. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to any one consultant cannot exceed 2% of Acasti’s total issued and outstanding shares. Acasti is authorized to grant such number of options under the stock option plan that could result in a number of Class A shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve month period exceeding 5% of the Acasti’s issued and outstanding Class A shares (on a non-diluted basis) on the date an option is granted.

16

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

12.   Share-based payment (continued):

(d)	Acasti stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Options outstanding at March 1, 2016 and 2015	$13.52	454,151	$15.33	429,625
Granted	1.72	835,400	4.65	109,188
Exercised	–	–	2.50	(250)
Forfeited	14.13	(128,750)	15.72	(16,000)
Expired	14.65	(123,000)	21.00	(5,000)
Options outstanding at August 31, 2016 and 2015	$3.81	1,037,801	$13.02	517,563

Options exercisable at August 31, 2016 and 2015	$11.92	197,845	$15.70	374,439

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

	Six-month period ended August 31, 2016	Six-month period ended August 31, 2015

Exercise price	$1.72	$4.65
Share price	$1.72	$4.65
Dividend	–	–
Risk-free interest	0.70%	0.66%
Estimated life	4.38 years	4.20 years
Expected volatility	124.66%	65.63%

The weighted average fair value of the options granted to employees during the six-month period ended August 31, 2016 was $1.42 and no options were granted to non-employees (2015 - $2.14).

Stock-based compensation recognized under this plan amounted to $210,383 and $274,723, respectively, for the three-month and six-month periods ended August 31, 2016 (2015 - $52,279 and $111,647). Amounts for the six-month periods ended August 31, 2016 and 2015 are included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(e)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti.

There are no awards outstanding as at August 31, 2016 (2015 – 11,250) and no stock-based compensation was recognized for the three-month and six-month periods ended August 31, 2016 (2015 - $88,108 and $153,617).

17

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

12.   Share-based payment (continued):

(f)	Acasti call-options:

From time to time, the Corporation awards incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted average exercise price	Number of call-options	Weighted average exercise price	Number of call-options

Call-options outstanding at March 1, 2016 and 2015	$12.65	292,850	$18.51	505,750
Exercised	–	–	2.50	(7,500)
Expired	3.55	(89,225)	–	–
Forfeited	24.19	(53,875)	28.08	(6,500)
Call-options outstanding at August 31, 2016 and 2015	$13.92	149,750	$18.64	491,750

Call-options exercisable at August 31, 2016 and 2015	$13.92	149,750	$18.57	489,500

No stock-based compensation was recognized under the call-option plan for the three-month and six-month periods ended August 31, 2016 and 2015.

13.  Income taxes:

Income tax recognized in income or loss:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Deferred tax expense - Origination and reversal of temporary differences	$7,847	$–	$299,526	$–

Income tax expense	$7,847	$–	$299,526	$–

The deferred income tax expense for the three-month and six-month periods ended August 31, 2016 results from the utilization of deferred tax assets recognized following the acquisition of Biodroga on January 7, 2016.

18

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

14.   Supplemental cash flow disclosure:

(a)	Changes in non-cash operating items:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Trade and other receivables	$1,255,288	$(1,602,901)	$3,494,299	$906,426
Tax credits receivable	(32,772)	(37,954)	(57,454)	306,459
Prepaid expenses	762,225	69,806	500,390	201,178
Inventories	1,765,315	357,600	3,094,452	(323,410)
Trade and other payables	783,886	(1,687,982)	(2,244,745)	(1,520,080)
Deferred revenues	95,659	50,024	145,621	188,984
Changes in non-cash operating items	$4,629,601	$(2,851,407)	$4,932,563	$(240,443)

(b)	Non-cash transactions:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Acquired property, plant and equipment included in trade and other payables	$1,246	$(161,008)	$26,335	$64,219
Intangible assets included in trade and other payables	889	(358)	889	50,112
Acquired property, plant and equipment by way of a capital lease	–	–	–	16,250

15.   Commitments and contingencies:

(a)	Commitments:

(i)	Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, a former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement.

(ii)	In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce certain products. The Corporation’s subsidiary initiated research and development projects that will be conducted over the next 18 month period for a total cost of $5,141,043, of which an amount of $2,846,176 has been paid to date. As at August 31, 2016, an amount of $695,503 is included in ''Trade and other payables'' in relation to these projects.

Acasti has entered into a contract to purchase research and development equipment for a total cost of $2,589,083 to be used in the clinical and future commercial supply of his product. As at August 31, 2016, an amount of $942,729 has been paid in relation to this equipment.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follow:

(i)	A former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from this officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015.

19

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

15.   Commitments and contingencies (continued):

(b)	Contingencies (continued):

(ii)	The Corporation initiated arbitration against a customer that owed US$3.7 million ($5 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of the these and various other claims and legal proceedings against the Corporation as at August 31, 2016 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations.

16.  Financial Instruments:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

Financial instruments measured at amortized cost:

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the restricted short-term investment also approximates its fair value given the short-term maturity of the reinvested funds.

The fair value of the fixed rate loans and borrowings is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans and borrowings approximates the carrying amounts and was measured using level 3 inputs.

Financial instruments measured at fair value:

Other investment:

The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $97,868 or $0.02 per share as at August 31, 2016 ($174,479 or $0.035 as at February 29, 2016). The change in fair value amounted to a loss of $379 and $76,611, respectively, for the three-month and six-month periods ended August 31, 2016 (a loss of $534,228 and $13,647 for the three-month and six-month period ended August 31, 2015). For the three-month and six-month periods ended August 31, 2016, of these amounts, a portion of nil and $73,050 (2015 - $475,007 and $13,647), respectively, are accounted for through other comprehensive income or loss and a portion of $379 and $3,561 (2015 - $59,221 for both periods), respectively, are accounted for in change in fair value of derivative assets and liabilities.

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

16.   Financial Instruments (continued):

The fair value of the public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	August 31, 2016	February 29, 2016

Exercise price (1)	US$1.33	US$1.50
Share price	US$1.33	US$1.50
Dividend	–	‒
Risk-free interest	0.82%	0.87%
Estimated life	2.26 years	2.76 years
Expected volatility	75.97%	76.34%

(1) In order to obtain one share of Acasti, 10 warrants must be exercised.

The fair value of the Warrants issued was determined to be $0.04 per warrant as at August 31, 2016 ($0.09 per warrant as at February 29, 2016). The change in fair value amounted to a gain of $63,457 and $95,143, respectively, for the three-month and six-month periods ended August 31, 2016 (a gain of $22,925 and $1,676,327, respectively, for the three-month and six-month periods ended August 31, 2015) and is accounted for in change in fair value of derivative assets and liabilities.

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $2,635 and a gain of $31,678 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities as at August 31, 2016 and February 29, 2016 is presented in the following table:

	August 31, 2016	February 29, 2016

Opening balance at March 1, 2016 and 2015	$151,343	$2,281,508
Change in fair value gain	(95,143)	(2,130,165)
Closing balance at August 31, 2016 and February 29, 2016	$56,200	$151,343

Derivative swap agreements:

	August 31, 2016	February 29, 2016

Non-current assets
Cross currency swap contract	$12,209	$–

Non-current liabilities
Cross currency swap contract	44,022	–
Interest rate swap contract	23,127	37,049
	$67,149	$37,049

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

16.   Financial Instruments (continued):

(i)	Currency risk:

The Corporation uses currency swap agreements to convert a long-term debt in pounds to the US dollar to mitigate its financial liabilities exposure to foreign currency risk as well as mitigate the risk from short term financial assets denominated in US dollars. The Corporation did not apply hedge accounting to foreign currency differences arising from these agreements. These instruments were recorded into the consolidated statement of financial position at their fair value.

The Corporation foreign exchange derivatives are as follows:

	Fixed rate %	Notional amount	Maturity	August 31, 2016	February 29, 2016

Cross currency swap (GBP for CDN$)	12.00	CAD$ 3,639,930	April 30, 2018	$44,022	$–
Cross currency swap (CDN$ for US$)	13.17	US$ 2,768,850	April 30, 2018	(12,209)	–

The level 2 fair value determination of cross currency swap agreements is determined using rates published by the financial institution which is counterparty to these. The change in fair value of the CDN/US cross currency swap amounted to a gain of $12,209 for both the three-month and six-month periods ended August 31, 2016 and is accounted for in change in fair value of derivative assets and liabilities. The change in fair value of the GBP/CDN cross currency swap amounted to a loss of $44,022 for both the three-month and six-month periods ended August 31, 2016 and is accounted for in change in fair value of derivative assets and liabilities. Neptune has reserved $125,000 of short-term investments as pledge for the cross currency swap.

An assumed 1% change in the foreign exchange rate would not have a material effect on the net loss.

(ii)	Interest rate risk:

The Corporation uses interest rate swap agreement to lock-in a portion of its debt cost and reduce its exposure to the variability of interest rates by exchanging variable rate payments for fixed rate payments. The Corporation has designated its interest rate swap as cash flow hedge for which it uses hedge accounting. The maturity analysis associated with the interest rate swap agreement used to manage interest risk associated with long-term debt is as follows:

	Fixed rate %	Notional amount	Maturity	August 31, 2016	February 29, 2016

Interest rate swap agreement	2.94	$5,156,248	December 27, 2018	$23,127	$37,049

The level 2 fair value determination of the interest rate swap is measured using a generally accepted valuation technique which is the discounted value of the difference between the value of the swap based on variable interest rates (estimated using the yield curve for anticipated interest rates) and the value of the swap based on the swap’s fixed interest rate. The counterparty’s credit risk is also taken into consideration in determining fair value. The interest rate swap is decreasing at the same proportion of the debt covered. The change in fair value is recognized in other comprehensive income.

An assumed 1% change in the interest rate would not have a material effect on the net loss.

22

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

17.   Operating segments:

The Corporation has two reportable segments, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

The following summary describes the operations in each of the Corporation’s reportable segments:

•	Nutraceutical segment produces and commercializes nutraceutical products and turnkey solutions for primarly omega-3 softgel capsules and liquids.

•	Cardiovascular segment develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended August 31, 2016:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$11,586,810	$3,651	$–	$11,590,461
Depreciation and amortization	(766,591)	(614,286)	580,707	(800,170)
Stock-based compensation	(252,467)	(210,383)	–	(462,850)
Finance income	319,490	57,419	(37,896)	339,013
Finance costs	(682,915)	(2,462)	37,896	(647,481)
Change in fair value of derivative assets and liabilities	(32,192)	65,566	(2,109)	31,265
Reportable segment loss before tax	(660,278)	(2,329,945)	578,598	(2,411,625)
Deferred income taxes	(7,847)	–	–	(7,847)
Reportable segment assets	119,591,205	23,551,621	(45,774,660)	97,368,166
Reportable segment liabilities	34,384,560	1,540,369	(123,544)	35,801,385

Three-month period ended August 31, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$4,370,545	$6,999	$–	$4,377,544
Other income – insurance recoveries	724,259	–	–	724,259
Depreciation and amortization	(598,122)	(594,610)	580,707	(612,025)
Stock-based compensation	(344,587)	(81,430)	–	(426,017)
Finance income	334,748	896,795	–	1,231,543
Finance costs	(333,341)	(1,028)	–	(334,369)
Change in fair value of derivative assets and liabilities	(59,221)	23,678	(753)	(36,296)
Reportable segment loss	(1,896,400)	(1,240,605)	579,954	(2,557,051)
Reportable segment assets	102,663,519	32,977,842	(46,755,497)	88,885,864
Reportable segment liabilities	21,062,364	1,847,844	(208,868)	22,701,340

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

17.  Operating segments (continued):

Six-month period ended August 31, 2016:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$22,841,327	$6,539	$–	$22,847,866
Depreciation and amortization	(1,532,356)	(1,222,922)	1,161,414	(1,593,864)
Stock-based compensation	(669,969)	(274,723)	–	(944,692)
Finance income	1,086	105,971	(83,142)	23,915
Finance costs	(1,251,091)	(278,919)	83,142	(1,446,868)
Change in fair value of derivative assets and liabilities	(35,373)	98,305	(3,162)	59,770
Reportable segment loss before tax	(1,618,886)	(5,483,504)	1,158,252	(5,944,138)
Deferred income taxes	(299,526)	–	–	(299,526)
Reportable segment assets	119,591,205	23,551,621	(45,774,660)	97,368,166
Reportable segment liabilities	34,384,560	1,540,369	(123,544)	35,801,385

Six-month period ended August 31, 2015:

	Nutraceutical	Cardiovascular	Intersegment eliminations	Total

Revenue from external sales and royalties	$7,069,929	$12,153	$–	$7,082,082
Revenue from internal sales	342,080	–	(342,080)	–
Other income – insurance recoveries	724,259	–	–	724,259
Depreciation and amortization	(1,190,454)	(1,182,454)	1,161,414	(1,211,494)
Stock-based compensation	(686,231)	(157,063)	–	(843,294)
Finance income	295,673	832,691	–	1,128,364
Finance costs	(663,302)	(1,991)	–	(665,293)
Change in fair value of derivative assets and liabilities	(59,221)	1,732,080	(55,753)	1,617,106
Reportable segment loss	(6,422,094)	(2,206,351)	1,105,661	(7,522,784)
Reportable segment assets	102,663,519	32,977,842	(46,755,497)	88,885,864
Reportable segment liabilities	21,062,364	1,847,844	(208,868)	22,701,340

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular segment operating under license issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license asset of the cardiovascular segment and its amortization charge are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the Corporation. All material corporate expenses are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the Corporation or receive financing from the nutraceutical segment.

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NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2016 and 2015

18.  Related parties:

Key management personnel compensation:

The key management personnel are the officers of the Corporation and members of the Board of Directors. They control 9% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2016 and 2015:

	Three-month periods ended August 31,		Six-month periods ended August 31,
	2016	2015	2016	2015

Short-term benefits	$729,718	$291,430	$1,353,457	$597,548
Severance	–	–	–	393,000
Share-based compensation costs	413,512	257,964	765,588	566,476
	$1,143,230	$549,394	$2,119,045	$1,557,024

19.  Change in classification:

During the current period, the Corporation modified the consolidated statements of earnings and comprehensive loss, reclassifying amortization expense of equipment as well as certain legal fees from “research and development expenses” to “selling, general and administrative expenses”, to reflect more appropriately the way in which economic benefits are derived from these expenses. Comparative amounts in the consolidated statements of earnings and comprehensive loss were reclassified for consistency, which resulted in $133,421 and $213,342, respectively, for the three-month and six-month periods ended August 31, 2015 being reclassified from “research and development expenses” to “selling, general and administrative expenses”.

Since the amounts are reclassifications within the operating activities in the consolidated statement of earnings and comprehensive loss, this reclassification did not have any effect on the consolidated statements of financial position.

20.   Subsequent event

On October 3, 2016, Neptune and Aker BioMarine (“Aker”) announced that they have entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. Agreement ends all outstanding litigation, with continued access for Aker to Neptune’s composition patents, in consideration of a royalty payment of US$10 million payable over a period of 15 months. Neptune acquires rights to use Aker’s select krill oil-related patent portfolio in consideration of a royalty payment of US$4 million payable over the same 15-month period.

25